SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form 12b-25

                         Commission File Number 0-21150

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  December 31, 1997
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant:     Spice Entertainment Companies, Inc.

Former name if applicable:   Graff Pay-Per-View Inc.

Address of principal executive office:  536 Broadway
                                        New York, New York  10012


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within The prescribed time period. As reported in a Current Report of Form 8-K filed on February 6, 1998, the Company entered into a letter agreement dated February 4, 1998 with Playboy Enterprises, Inc. ("PEI") whereby PEI will acquire all of the Company's outstanding stock. The closing is subject to, among other things due diligence review and the completion of definitive documents. PEI and the Company are currently negotiating definitive agreements and the Company has had to provide responses to due diligence requests and prepare voluminous disclosure schedules while completing its year-end audit. This has inhibited the Company's ability to timely file its Form 10-K.


                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

             Daniel J. Barsky                 212-941-1434
            _____________________    _____________________________
                  (Name)             (Area code)(Telephone number)

    (2)  Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [X ] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Spice Entertainment Companies, Inc.
                  ____________________________________________
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date 3/31/98      By: /s/ Harlyn C. Enholm
                      _________________________________________
                      Harlyn C. Enholm, Chief Financial Officer

                           Statement to Form 12b-25

Income (loss) from continuing operations increased from a loss of approximately $5.4 million for the period ended December 31, 1996 to income of approximately $4.3 million for the period ended December 31, 1997. This is attributable to several factors including the following: (i) The Company recognized approximately $5.15 million of non-recurring gains from the disposition of assets and the amendment of the Company's transponder agreement. (ii) The Company's transponder agreement was amended which resulted in it being classified as an operating lease rather than a capital lease. This resulted in a reduction in depreciation and interest expense which was partly offset by an increase in satellite expenses. The net effect of the amendment was a reduction of approximately $1.8 million in expense items attributable to treating the Company's transponder agreement as an operating lease for nine months in 1997 versus capital lease treatment for all of 1996. (iii) The Company withdrew from the hit movie business which resulted in a reduction in producer royalties and minority interest.